BERKLEY RESOURCES INC.

400 - 455 Granville Street
Vancouver, BC
V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.berkleyresources.com
info@berkleyresources.com

April 26, 2006                                                                                                                                                                                                                                           Trading Symbols: BKS - TSX Venture
BRKDF.PK - OTC BB (US)
Frankfurt W8O

PRESS RELEASE

BERKLEY RESOURCES INC. (“BERKLEY”) COMPLETES A SUCCESSFUL WINTER DRILLING PROGRAM AT SENEX WITH 6 NEW WELL COMPLETIONS AND INCREASES IT’S LAND POSITION FROM 14 TO 46 SECTIONS

Senex Area, Alberta (Townships. 92/93, Ranges 6/7 W5M);

Berkley (20% ±) and its operating partner Onefour Energy Ltd. (80% ±) have increased their land holdings in this Area to 46.25 sections. This increase in land holdings will provide Berkley with a very large block in which to drill all three resource formations identified to date. The winter drilling program completed very successfully with eight wells completed as producers or potential producers: two are shallow gas completions; three are completed as pumping oilwells; two are cased as potential oilwells and one is a strong flowing oilwell capable of producing up to 500/600 barrels/day but currently being produced at 200/300 barrels/day while production facilities are being constructed. The one non-producing well drilled on the lands will be used to provide water disposal capabilities for the production facility.

The Company and its partner have a seven to eleven well follow-up program planned based on the recent success, with drilling to commence in August 2006. The 3D seismic program conducted in January 2005 and extended during the first quarter of 2006, provides strong support for the proposed follow-up drilling program. The original 3D seismic covered approximately 14 sections and another two, 3D seismic programs completed in 2006 covered an additional 11 sections. While operators are restricted for environmental reasons from drilling in this Area until August, the Company and its partner are planning an aggressive and exciting drilling program from August 2006 through March 2007 particularly in relation to developing the shallow gas and extension drilling related to the deeper flowing oilwell prospect.

Crossfield West Area, Alberta (Township 28, Range 1 W5M):

The licencing process of this sour-gas prospect is well underway. The Company (35%) and its partners have negotiated extensions to certain of its freehold leases which will maintain our existing drilling lease block of six sections; major investment has entered the immediate area of our lease block with an undisclosed party paying over three million dollars for near and adjacent leases at the March 22, 2006 Alberta Crown Sale. BP Canada paid $532,000 for a one section parcel diagonally offsetting our lands. The highest price paid at the Sale was for a one section lease laterally adjoining our block where a broker paid $770,304 ($3,009/hectare). We have been contacted by the broker on behalf of its principle, however at this time we do not know the principles identity nor its willingness to do a joint venture. We have sufficient holdings in this opportunity and will continue to move ahead with our own drilling plans.

On behalf of the Board of Directors of Berkley Resources Inc.

“Lindsay Gorrill”
Lindsay Gorrill, President & COO

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